UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 20, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Appoints Group Finance Director

On July 20, 2026, VivoPower PLC (“VivoPower” or the “Company”) announced that effective from today, Syed Muhammad Nouman will serve as the Company’s Principal Financial Officer and Principal Accounting Officer for SEC reporting purposes, as ratified by the Company’s Audit Committee.

Mr. Nouman began his career at PwC, where he developed a strong foundation in audit and financial reporting. He is a Fellow Chartered Accountant (FCA) with more than 17 years of global finance and accounting leadership experience. He brings deep expertise across audit and risk management, IFRS and US GAAP reporting, mergers and acquisitions, commercial finance, real estate development and investment, and global tax management. His career includes senior leadership roles in multinational companies across the oil & gas, real estate, automation engineering, and hospitality sectors, overseeing complex finance operations across multiple continents.

Mr. Nouman’s appointment strengthens VivoPower’s accounting and finance function as the Company scales its sovereign AI data center infrastructure business and progresses the business combination of its Tembo subsidiary towards independent listing. His focus will span group financial control and statutory reporting across the Company’s multi-jurisdictional footprint, public company reporting and audit readiness in line with Nasdaq, SEC and UK Companies House requirements, enterprise financial planning, working capital optimization, as well as support for corporate development including mergers and acquisitions, joint ventures, capital raising, and transaction execution.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are pleased to welcome Nouman to VivoPower as Group Finance Director. His depth of experience across audit, financial reporting and multinational finance leadership, combined with his track record in mergers and acquisitions and complex, multi-jurisdictional operations, is exactly what we need as we scale our sovereign AI data center infrastructure business and progress the business combination of our Tembo subsidiary. Nouman’s appointment further fortifies our finance function and our public company reporting capabilities at a pivotal moment in VivoPower’s growth.”

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Company’s ability to execute on its AI infrastructure strategy, the proposed business combination of the Company’s Tembo subsidiary, and the benefits of the events or transactions described in this communication. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 20, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman